UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SEC. 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SEC. 240.13D-2(a)

(Amendment No. 1)

OAK TREE EDUCATIONAL PARTNERS, INC.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
671804 102
(CUSIP Number)
Dov Perlysky c/o Oak Tree Educational Partners, Inc. 845 Third Avenue, 6th Floor New York, New York 10022 (646) 290-5290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 671804 102

1.	Names of Reporting Persons.
Dov Perlysky
2.	Check the Appropriate Box if a Member of a Group
(a)  (b) 
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 11,083,036*
8.	Shared Voting Power -0-
9.	Sole Dispositive Power 11,083,036*
10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,083,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 55.8%**
14.	Type of Reporting Person (See Instructions) IN

* This number represents (i) 100 shares of common stock of the Issuer owned directly by Mr. Perlysky; (ii) options to purchase 109,670 shares of common stock of the Issuer at an exercise price equal to $0.50 per share; (iii) 10,967,500 shares owned by Kinder Investments, L.P. (“Kinder”); and (iv) 5,766 shares owned by Krovim, LLC (“Krovim”).  The General Partner of Kinder and the Manager of Krovim is Nesher, LLC (“Nesher”). The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

** Based on 19,850,989 shares of common stock of the Issuer outstanding as of November 4, 2010, the date last reported by the Issuer.

CUSIP No. 671804 102

1.	Names of Reporting Persons.
Kinder Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a)  (b) 
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 10,967,500*
8.	Shared Voting Power 0
9.	Sole Dispositive Power 10,967,500*
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,967,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 55.3%**
14.	Type of Reporting Person (See Instructions) PN

* This number represents shares of common stock of the Issuer. The General Partner of Kinder is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

** Based on 19,850,989 shares of common stock of the Issuer outstanding as of November 4, 2010, the date last reported by the Issuer.

Item 1.                      Security and Issuer

Title of Class of Equity Securities: Common Stock, $.0001 par value

Address of Issuer:  845 Third Avenue, 6th Floor, New York, New York 10022

Item 2.               Identity and Background

The address for Mr. Perlysky and Kinder are as set forth below.

(a)  Name:               Dov Perlysky
Kinder Investments, L.P.

(b) Address:	Mr. Perlysky’s address is c/o Oak Tree Educational Partners, Inc., 845 Third Avenue, 6th Floor, New York, New York 10022. The address for Kinder is P.O. Box 339, Lawrence, New York 11559.

(c)           Name                                Titles/Employment

Dov Perlysky	Director of Oak Tree Educational Partners, Inc., 845 Third Avenue, 6th Floor, New York, New York 10022.

Managing Member, Nesher, LLC, P.O. Box 339, Lawrence, New York 11559.

(d)           None of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)           None of the reporting persons have been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Mr. Perlysky is an individual and citizen of the United States.
Kinder is an entity organized under the laws of Delaware.

Item 3.               Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.               Purpose of Transaction

(a)           Not applicable.

(b)           Not applicable.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

(f)           Not applicable.

(g)           Not applicable.

(h)           Not applicable.

(i)           Not applicable.

(j)           Not applicable.

Item 5.               Interest in Securities of the Issuer

           (a)  The aggregate number of shares of Common Stock to which this Schedule 13D relates is 11,083,036 shares with respect to Mr. Perlysky, representing 55.8% of the outstanding Common Stock of the Issuer as of November 4, 2010, the date last reported by the Issuer. This number represents (i) 100 shares of common stock of the Issuer owned directly by Mr. Perlysky; (ii) options to purchase 109,670 shares of common stock of the Issuer at an exercise price equal to $0.50 per share; (iii) 10,967,500 shares owned by Kinder Investments, L.P. (“Kinder”); and (iv) 5,766 shares owned by Krovim, LLC (“Krovim”). The General Partner of Kinder and the Manager of Krovim is Nesher, LLC (“Nesher”). The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 10,967,500 shares with respect to Kinder, representing 55.3% of the outstanding Common Stock of the Issuer as of November 4, 2010, the date last reported by the Issuer. The General Partner of Kinder is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member.

(b)  Mr. Perlysky has voting and dispositive powers over the shares of the Issuer’s Common Stock beneficially owned by Kinder and Krovim.

(c)  On February 14, 2011, Krovim distributed 534,325 shares of Common Stock of the Issuer owned by Krovim to its members.  As of such date, Mr. Perlysky no longer has voting or dispositive powers over such shares.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.               Material to Be Filed as Exhibits

(1)           Not Applicable.

(2)           Not Applicable

(3)           Not Applicable.

{Signature Page Follows}

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.

/s/ Dov Perlysky___________________
Dov Perlysky
Date: February 15, 2011

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kinder Investments, L.P.

By: Nesher, LLC, its General Partner

By: /s/ Dov Perlysky___________________
Name: Dov Perlysky
Title: Managing Member
Date: February 15, 2011